Filed by: National City Bancorporation
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                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: National City Bancorporation
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                                                     Commission File No.: 0-9426
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[The following press release was disseminated on April 30, 2001 with respect to the proposed acquisition by Marshall & Ilsley Corporation of National City Bancorporation.]

               MARSHALL & ILSLEY CORPORATION AND MINNEAPOLIS-BASED
              NATIONAL CITY BANCORPORATION SIGN AGREEMENT TO MERGE

MILWAUKEE, April 30 /PRNewswire/ --

Marshall & Ilsley Corporation (NYSE: MI) (M&I) and National City Bancorporation (Nasdaq: NCBM) (National City) today signed a definitive agreement to merge. M&I will offer National City shareholders a tax-free exchange of stock valued at $29.50 per share. Based on M&I's closing price of $50.46 today, the exchange would equal .58462 shares of M&I for each share of National City. Pursuant to the Agreement, this exchange ratio will not be greater than .65556, nor less than .53636. The transaction is subject to vote by National City shareholders and regulatory approvals. It is expected to be complete by the end of the year and will be accretive to earnings in the first year.

"National City has a fine reputation for its business banking services, which we believe will complement the products and services M&I already provides to the Minneapolis market," said James B. Wigdale, chairman and chief executive officer, Marshall & Ilsley Corporation. "The company's asset-based lending affiliate, Diversified Business Credit, Inc., has demonstrated significant expertise in providing loans to small and middle market businesses; we anticipate expanding these products to serve customers throughout our franchise."

M&I's current presence in the Minneapolis area includes a loan production office, a leasing office and a commercial real estate office. M&I's Home Equity division is also located in Minneapolis.

"We are very pleased to welcome National City's employees into the M&I family," continued Wigdale. "M&I shares National City's commitment to providing customers with exceptional products and outstanding service."

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"We expect to continue in our commitment to our customers and our community to provide the savvy business advice, community involvement, and financial services that will now be augmented with the resources and breadth of services as part of M&I," said David C. Malmberg, chairman of the board, National City Bancorporation. "We are excited to become the Minneapolis regional operation of M&I and continue our growth and expand the opportunities for our employees."

National City Bank's board of directors will remain in place to direct the efforts of the bank's two locations, in line with M&I's commitment to local involvement and decision making in the communities it serves. David Andreas, president of National City Bancorporation, will join the board of directors of Marshall & Ilsley Corporation following the close of the transaction.

National City Bancorporation is a $1.2 billion bank holding company founded in 1964 with offices in Minneapolis and Edina, Minn. The corporation also operates Diversified Business Credit, Inc., its asset-based subsidiary with over $300 million in loans to middle-sized businesses. National City's trust company currently has $2 billion in assets, with $900 million under management.

Marshall & Ilsley Corporation is a diversified financial services corporation headquartered in Milwaukee, Wis. with $26.2 billion in assets. Founded in 1847, M&I has the largest retail banking presence in Wisconsin with over 200 offices throughout the state. In addition, M&I retail locations are located in Phoenix and Tucson, Ariz.; Las Vegas, Nev.; and Naples, Fla. M&I also provides trust and investment management, equipment leasing, mortgage banking, financial planning, investments, insurance services and data processing from offices throughout the country and on the Internet (http://www.mibank.com or http://www.micorp.com). M&I's customer-based approach, internal growth and strategic acquisitions have made M&I a nationally recognized leader in the financial services industry.

This press release does not constitute an offer of any securities for sale. Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction described in this press release when it becomes available,

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because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by M&I and National City. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by M&I and National City at the Commission's website at http://www.sec.gov and/or from M&I or National City.

This document contains or may contain forward-looking statements about M&I, National City and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This document contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of M&I, National City and the combined company including statements preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions. These forward- looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which M&I and National City do business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the businesses in which M&I and National City are engaged; and (6) changes in the securities markets. Further information on other factors which could affect the financial results of M&I and National City after the merger are included in M&I's and National City's filings with the Securities and Exchange Commission. These documents are available free of charge at the Commission's website at http://www.sec.gov and/or from M&I or National City.


National City and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of National City with respect to the transactions contemplated by the merger agreement. As of December 31, 2000, the executive officers and directors of National City as a group beneficially owned approximately 12 percent of National City's issued and outstanding shares of common stock. Investors and security holders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.